Exhibit 8.1

Principal Subsidiaries and VIEs of the Registrant

Significant Subsidiaries	Place of Incorporation
Youdao (Hong Kong) Limited	Hong Kong
Youdao Education Technology (Hong Kong) Limited	Hong Kong
NetEase Youdao Information Technology (Beijing) Co., Ltd.	PRC
NetEase Youdao Information Technology (Hangzhou) Co., Ltd.	PRC
NetEase Youdao (Hangzhou) Smart Technology Co., Ltd.	PRC

VIEs	Place of Incorporation
Beijing NetEase Youdao Computer System Co., Ltd.	PRC
Hangzhou NetEase Linjiedian Education Technology Co., Ltd.	PRC
Youdao (Guangzhou) Computer System Co., Ltd.	PRC